                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ---) *:


                          COMPETITIVE TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             COMMON, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    204512107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Richard D. Corley                     Copy to: Brent H. Gwillim
    1101 Main Street                               Heyl Royster Voelker & Allen
    Peoria, Illinois  61606                        124 S.W. Adams, Suite 600
                                                   Peoria, Illinois  61602
                                                   (309) 676-0400
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f), or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*: The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 204512107                                            PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Richard D. Corley     ###-##-####
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:
                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS *:

           PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER

          NUMBER OF                302,710
           SHARES          -----------------------------------------------------
        BENEFICIALLY       8.   SHARED VOTING POWER
          OWNED BY
            EACH                   -0-
          REPORTING        -----------------------------------------------------
           PERSON          9.   SOLE DISPOSITIVE POWER
            WITH
                                   302,710
                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

           302,710
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES *:                                          [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.0% (1)*:
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *:

           IN
--------------------------------------------------------------------------------
(1) Percentage is based upon 6,012,000 shares of common stock outstanding as of November 30, 1999.

*:  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 204512107                                            PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER:

       This Schedule 13D relates to the common stock, $.01 par value, of Competitive Technologies Inc., a Delaware corporation. The address of the principal executive offices of Competitive Technologies Inc. is 1960 Bronson Road, Fairfield, Connecticut, 06430.


ITEM 2.    IDENTITY AND BACKGROUND:

    (a)    Name:  Richard D. Corley

    (b)    Business address:  1101 Main Street, Peoria, Illinois, 61606.

    (c) Present principal occupation and name, principal business and address of any corporations or partnership in which such employment is conducted:

            Physician, practicing as an individual (sole proprietor)

    (d) Richard D. Corley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Richard D. Corley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

    (f)     Citizenship:  United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

    Richard D. Corley obtained 302,710 of the shares of Competitive Technologies Inc. stock with personal funds.


ITEM 4.     PURPOSE OF TRANSACTION:

    Richard D. Corley purchased the shares of Competitive Technologies Inc. common stock reported hereby as a part of his personal investment portfolio. Richard D. Corley has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of
Item 4 of Schedule 13D.

CUSIP NO. 204512107                                            PAGE 4 OF 4 PAGES
--------------------------------------------------------------------------------

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER:

     (a) Richard D. Corley beneficially owns 302,710 shares of Competitive Technologies Inc. common stock, representing 5.0% of the 6,012,000 shares of Competitive Technologies Inc. common stock outstanding at November 30, 1999.

     (b)   Sole voting power:                 302,710
           Shared voting power:               0
           Sole dispositive power:            302,710
           Shared dispositive power:          0

     (c) During the past sixty days, Richard D. Corley has not effected any transaction in the common stock of Competitive Technologies Inc. except for the December 1, 1999 transaction in which he purchased 8,210 common shares of Competitive Technologies Inc. at $5.75 per share. The transaction was effected by Morgan Stanley Dean Witter on the open market.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                None


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS:

                None


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated December 8, 1999



/s/ Richard D. Corley
-----------------------------------
Richard D. Corley